UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-38802

CASTOR MARITIME INC.
(Translation of registrant’s name into English)

223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release issued by Castor Maritime Inc. (the “Company”) on April 15, 2024 announcing that the Company received a written confirmation from the Nasdaq Stock Market on April 11, 2024, that the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2) concerning the minimum bid price of the Company’s stock.

The information contained in this report on Form 6-K and Exhibit 99.1 attached hereto are hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-236331, 333-240262 and 333-254977).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CASTOR MARITIME INC.
Dated: April 15, 2024
	By:	/s/ Petros Panagiotidis
Petros Panagiotidis
Chairman, Chief Executive Officer and
Chief Financial Officer